Exhibit 99.1

PRESS RELEASE

MAREX GROUP PLC ANNOUNCES LAUNCH OF A PUBLIC OFFERING

NEW YORK, October 21, 2024 - Marex Group plc (Nasdaq: MRX) (“Marex”), the diversified global financial services platform, today announces the launch of a public offering of its ordinary shares (the “Offering”) by certain selling shareholders (the “Selling Shareholders”). The Selling Shareholders are offering a total of 7,000,000 ordinary shares. In connection with the Offering, the Selling Shareholders have granted the underwriters a 30-day option to purchase up to an additional 1,050,000 ordinary shares.

Marex is not selling any ordinary shares in the Offering and will not receive any proceeds from the sale of shares by the Selling Shareholders.

Barclays, Goldman Sachs & Co. LLC, Jefferies and Keefe, Bruyette & Woods, a Stifel Company, are acting as joint lead book-running managers and as representatives of the underwriters for the proposed Offering.

The proposed Offering will be made only by means of a prospectus. Copies of the preliminary prospectus relating to the proposed Offering may be obtained from:

•	Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-888-603-5847, or by email at barclaysprospectus@broadridge.com;
•	Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526, or via email: prospectus-ny@ny.email.gs.com;
•	Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, New York, NY 10022, by phone at (877) 821-7388, or by email at Prospectus_Department@Jefferies.com; or
•	Keefe, Bruyette & Woods Inc., 787 Seventh Avenue, Fourth Floor, New York, NY 10019, attention: Equity Capital Markets, or by calling toll free at (800) 966-1559 or emailing USCapitalMarkets@kbw.com.

A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy these securities be accepted, prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

- Ends -

Enquiries please contact:

Nicola Ratchford / Robert Coates

Marex

+44 (0) 7786548889 / +44 (0) 7880486329 | nratchford@marex.com / RCoates@marex.com

FTI Consulting US / UK

+1 (919) 609-9423 / +44 (0) 7776 111 222 | marex@fticonsulting.com